August 10, 2011	News Release 11- 19

SILVER STANDARD REPORTS SECOND QUARTER 2011 RESULTS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) is pleased to report the Company’s unaudited financial and operating results for the quarter ended June 30, 2011. The Company produced 2.0 million ounces of silver and 2.8 million pounds of zinc, and generated revenue of $47.3 million during the second quarter 2011.

“While Pirquitas continues its performance improvement, the key milestone this quarter is the Board’s approval totaling $25 million to accelerate the advancement of a combined Pitarrilla oxide and sulphide mining complex in Mexico,” said John Smith, President and CEO of Silver Standard. “The program will evaluate the development of the oxide zones to bring in early cash-flow and develop project infrastructure to enable early development of the sulphide resource.”

Second Quarter 2011 Highlights
(All figures are in U.S. dollars unless otherwise noted)

  Increased silver production by 16% over the first quarter to 2.0 million ounces while overcoming a 13-day mill maintenance program

  Strengthened balance sheet with cash on hand of $369 million, a $108 million increase from March 31, 2011

  Generated net earnings of $45.8 million or $0.57 per share

  Realized C$113 million of gross cash proceeds from the sale of 11.5 million units of Pretium Resources Inc. (“Pretium”)

Subsequent to the quarter

  Accelerated the development of the Pitarrilla oxide and sulphide mining complex

  Announced the sale of the Bowdens project in Australia for A$75 million

  Closed the agreement to own 100% of the San Luis project in Peru

Pirquitas Mine, Argentina

Summary Mine Operating Statistics (1)

		Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010
Total Material Mined	Kt	4,483	4,172	4,360	3,920	3,900
Ore Processed	Kt	295	308	313	320	346
Silver Grade	g/tonne	261	233	267	283	240
Recoveries	%	80.0	73.6	76.3	66.3	63.7
Silver Produced	‘000 oz.	1,976	1,697	2,067	1,933	1,692
Direct Mining Cost	US$/oz.	$11.57	$12.26	$9.55	$10.43	$11.27
Total Cash Cost	US$/oz.	$22.06	$23.23	$16.06	$16.95	$14.98

(1) (1) The company adopted the Silver Institute presentation guidance for production costs which differs from the company’s previous disclosure. Direct mining cost per ounce and total cash cost per ounce are Non-GAAP measures discussed under non-GAAP financial performance measures contained in the management discussion and analysis (“MD&A”) for the quarters ended June 30, 2011 and December 31, 2010.

Mine production

The Pirquitas mine produced 2.0 million ounces of silver during the second quarter of 2011 compared with 1.7 million ounces in the first quarter of 2011 and 1.7 million ounces in the second quarter of 2010. The increased production in the quarter as compared to the first quarter was a result of production efficiencies implemented earlier in 2011.

During the second quarter of 2011, 295,004 tonnes of ore were processed at an average milling rate of 3,241 tonnes per day, compared to 307,745 tonnes at an average of 3,419 tonnes per day achieved in the first quarter of 2011 and 345,661 tonnes at an average milling rate of 3,798 tonnes per day in the second quarter of 2010. The reduced tonnage processed during the second quarter of 2011 resulted from a 13-day ball mill shutdown to refurbish the gearbox. Additional repairs and maintenance in July 2011 resulted in a further 17 days of downtime.

The mine continues to process sulphide ore, and the metallurgical response and overall silver recovery rates are in line with feasibility study expectations. The ore produced during the second quarter of 2011 contained silver head grades of 261 grams/tonne and achieved recoveries of 80%, compared to silver head grades of 233 grams/tonne and recoveries of 74% in the first quarter of 2011 and silver head grades of 240 grams/tonne and recoveries of 64% in the second quarter of 2010. The higher recovery achieved during the second quarter was due principally to consistent feed and continuous improvements to the crushing and flotation circuits.

The mine produced a total of 2.8 million pounds of zinc in the second quarter of 2011 compared to 3.2 million pounds in the first quarter of 2011. The reduction in zinc production is primarily due to a lower grade being processed.

Test work of the tin circuit continues, with the objective of improving the tin recovery while maintaining a satisfactory final concentrate tin grade. Preliminary results of this test work are expected later in 2011.

Mine operating costs

During the quarter the Company adopted the Silver Institute presentation guidance for production costs. As this disclosure guidance differs from the Company’s previous disclosures, previous disclosures have been restated to conform to the amended presentation. Direct mining expenses in the second quarter were $11.57 per ounce compared to $12.26 per ounce in the first quarter of 2011 and $11.27 per ounce in the second quarter of 2010. The reduction in the second quarter versus the first quarter was driven by an increased number of ounces produced in the second quarter compared to the first quarter.

Total cash cost, which includes by-product credits, treatment and refining costs, royalties and production taxes, was $22.06 per ounce compared to $23.23 per ounce in the first quarter of 2011 and $14.98 per ounce in the second quarter of 2010. Treatment and refining costs, as well as royalties and production taxes are all a function of sales prices and are recorded for the actual ounces sold during the quarter. Consequently, on a per ounce basis, the variability from quarter to quarter is due to sales prices and the difference between production and sale volumes. The lower incremental per ounce impact of these costs in the second quarter of 2011 compared with the first quarter of 2011 is due to a lower volume of sales in that period, which compensates for the higher sales prices recorded in the second quarter. The significant increase in total cash cost per ounce compared to the second quarter of 2010 is a result of the higher silver prices and its effect on treatment, refining and transportation costs, royalties and production taxes.

Total production cost, which includes depreciation and amortization, was $25.26 per ounce in the second quarter of 2011 compared to $26.99 in the first quarter of 2011 and $18.22 in the second quarter of 2010. The depreciation and amortization costs are largely fixed throughout the year.

Drilling Program

A diamond drill program of approximately 17,500 meters is being completed at the Pirquitas mine and property area. The objective of the diamond drill program is to increase reserve and resource definition, particularly within the deeper zones of the San Miguel open pit deposit. In addition to the deeper in-fill drilling at the open pit, five closely spaced holes were completed at a target located approximately 500 meters north of the current open pit. The assay data from these five holes, together with those from previous holes, may define an additional silver-zinc-tin zone on the property. Laboratory assay results from the diamond drill program are pending.

Financial Results

Our financial results are now reported under International Financial Reporting Standards (“IFRS”) and the 2010 comparative results have been restated to IFRS in the current period financial statements. Refer to Note 2 in the unaudited June 30, 2011 and March 31, 2011 financial statements for a detailed description of our accounting policies under IFRS and for disclosures and reconciliation of the impact of IFRS on previously reported results. See Notes 17 and 25 in the Financial Statements for the six months ended June 30, 2011 and year ended December 31, 2010, respectively.

Mine Operations

During the second quarter 2011 the Company recorded revenues from the Pirquitas mine of $47.3 million from the sale of 1.6 million ounces of silver at a realized price of $38.17 per ounce and 2.0 million pounds of zinc at a realized price of $1.04 per pound. This is compared with the second quarter of 2010 which recorded revenues of $14.1 million from the sale of 1.1 million ounces of silver at a realized price of $17.62 per ounce and no zinc sales.

Since the Company’s initial startup in late 2009 and continuing to the end of the second quarter 2011, silver concentrates have been sold pursuant to a sales contract to a single customer. The contract was terminated subsequent to the quarter and several smelters and metal traders have been contacted to establish new contractual relationships. It is anticipated that these negotiations will be concluded by the end of the third quarter.

Cost of sales for the second quarter 2011 was $31.4 million compared to $15.8 million in the second quarter of 2010, which resulted in earnings from mine operations of $15.8 million in the second quarter of 2011 compared to a loss of $1.7 million in the second quarter of 2010.

Net Earnings

Net earnings for the three months ended June 30, 2011, were $45.8 million ($0.57 per share) compared to a net loss of $9.4 million (-$0.12 per share) in the second quarter of 2010.

Liquidity

At June 30, 2011, the Company held $368.8 million in cash and cash equivalents and $23.8 million in marketable securities compared to $232.3 and $33.5 million, respectively, on December 31, 2010. In addition, our remaining Pretium investment is valued at $234.0 million on June 30, 2011.

Selected Financial Data
(US$000’s, except per share amounts)

This comparison is now reporting under International Financial Reporting Standards (“IFRS”) and the 2010 comparative results have been restated to IFRS in the current period financial statements. Refer to Note 2 in the unaudited June 30, 2011 financial statements for a detailed description of our accounting policies under IFRS and Note 16 for disclosures and reconciliation of the impact of IFRS on previously reported results.

This summary of selected financial data should be read in conjunction with the MD&A of the audited consolidated operating results and financial condition of the company for the three and six months ended June 30, 2011.

	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010
Earnings (loss) from mine operations	15,838	(1,673)
Earnings (loss) from operations	6,196	(8,122)
Net earnings (loss) for the period	45,765	(9,385)
Basic earnings (loss) per share	0.57	(0.12)
Cash generated (used) in operating activities	6,980	(9,560)
Cash generated by financing activities	6,711	317
Cash generated by (used in) investing activities	94,335	(36,033)

Financial Position	June 30, 2011	Dec 31, 2010
Cash and cash equivalents	368,759	232,311
Current assets – total	492,875	342,054
Current liabilities – total	74,063	35,163
Working capital	418,812	306,891
Total assets	1,252,360	1,147,990

	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010
Earnings (loss) from mine operations	43,697	(18,267)
Earnings (loss) from operations	26,636	(31,913)
Net earnings (loss) for the period	55,710	(12,762)
Basic earnings (loss) per share	0.70	(0.17)
Cash generated (used) in operating activities	28,739	(25,758)
Cash generated by financing activities	13,440	108,674
Cash generated by (used in) investing activities	94,269	(51,856)

Principal Projects

San Luis, Peru

A total of $2.5 million was spent during the quarter at the San Luis project in Peru compared to $1.3 million in the same quarter of the prior year.

During the quarter, long-term land access negotiations continued with local communities. Throughout the remainder of 2011, the Company will continue to work towards achieving long-term land access agreements and the required Environmental Impact Study to enable a construction decision.

On July 28, 2011, the Company completed the previously announced agreement, and acquired the remaining 30% interest in the San Luis project from the Company’s former joint venture partner Esperanza Resources Corp. (“Esperanza”). Under the terms of the agreement, the Company paid C$17.0 million in cash, transferred to Esperanza the 6.459 million shares of Esperanza that the Company owned, and granted to Esperanza a 1% net smelter return royalty on future revenues earned from the San Luis project.

The San Luis project currently comprises proven and probable mineral reserves of 0.29 million ounces of gold, and 7.2 million ounces of silver. All of these are attributable to the Company as of July 28, 2011, following its consolidation of ownership.

Pitarrilla, Mexico

A total of $4.0 million was spent during the quarter at the wholly-owned Pitarrilla project located in Durango, Mexico compared to $4.2 million in the same quarter of the prior year.

On August 9, 2011, the Board of Directors committed a total of $25 million to accelerate the advancement of a combined Pitarrilla oxide and sulphide mining project. The oxide zones would be developed first to hasten cash-flow, while the sulphide development would commence construction concurrent with the open pit oxide development, maintaining its longer time to production as expected due to extensive underground development. A combined oxide and sulphide project feasibility study is scheduled to be completed in the first half of 2012 and if approved, detailed design and construction will commence thereafter, leading to production within two years. The $25 million allows for the purchase of critical path process equipment and development of property infrastructure. This commitment, in addition to recent personnel hires, marks a significant step forward in the development of Pitarrilla.

Drilling activity continued during the quarter at the Pitarrilla project to support efforts to enhance the recovery of oxidized silver resources, which are distributed between five separate zones. To date, approximately 13,700 meters of diamond drilling has been completed. The ongoing work involves resource in-fill and geotechnical drilling, metallurgical test work and project planning to optimize the sequencing of production from the oxide and sulphide silver resources.

The Pitarrilla project currently has probable mineral reserves of 91.7 million ounces of silver, measured and indicated resources of 551.6 million ounces of silver and inferred resources of 82.2 million ounces of silver.

Exploration Projects

The Nazas property, which covers approximately 236 square kilometers, is centered about 16 kilometers east of the Pitarrilla project and covers an extensive system of gold and silver bearing quartz veins and related hydrothermal alteration. Approximately 8,400 meters of diamond drilling was completed in the quarter. A further six holes will follow up on results from this diamond drilling and to test other prospects on the Nazas property. The exploration goal is to discover a system of precious metal-rich quartz veins and/or silver-rich polymetallic veins.

At our Diablillos project, the expenditure of $0.7 million in the quarter was primarily spent on engineering and metallurgical studies in association with a scoping study. The scoping study was completed during the quarter, as planned, and evaluates open pit mining with processing options of conventional milling and heap-leaching. Further metallurgical testing and exploration work is ongoing. The Oculto deposit at the Diablillos project has indicated mineral resources that total 0.64 million ounces of gold and 77.1 million ounces of silver, with additional inferred resources totaling 0.19 million ounces of gold and 6.3 million ounces of silver.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with Silver Standard’s second quarter 2011 Financial Statements and Management’s Discussion and Analysis filed with Canadian securities regulators available at www.sedar.com, with United States Securities Regulators available at www.sec.gov, and the company’s web site at www.silverstandard.com.

  Conference Call and Webcast: Thursday, August 11, 2011, at 1:00 p.m. Eastern Time.
Toll-free in North America:	(888) 429-4600
All other callers:	(970) 315-0481
Webcast:	http://ir.silverstandard.com/events.cfm
  The call will be archived and available at www.silverstandard.com after August 11, 2011.
Audio replay will be available for one week by calling:
Toll-free in North America:	(855) 859-2056, replay conference ID 85549832
All other callers:	(404) 537-3406, replay conference ID 85549832

For further information contact:

Ian Chadsey
Director Investor Relations
N.A. toll-free: (888) 338-0046
Telephone: (604) 484-8216
E-Mail: invest@silverstandard.com

Cautionary Statements on Forward Looking Information: Statements in this news release relating to the estimated production and recoveries of silver, tin and zinc, timing of processing of sulphide ore, anticipated revenues, cash and operating costs per silver ounce, estimated costs of mining, milling and administration, operations of the tin circuit, all relating to the Pirquitas Mine, timing to complete feasibility studies and assessments of principal projects, statements concerning mineral reserves and resource estimates, and certain statements relating to our other projects, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward looking information within Canadian securities laws (collectively “forward looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to Silver Standard’s ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company’s mineral products or increases in input costs; uncertainty of production and cost estimates for the Pirquitas Mine; risks and uncertainties associated with new mining operations including start-up delays and operational issues; risks relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which Silver Standard may carry on business; technological and operational difficulties or the delay, non-compliance or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company’s most recent Form 20-F, and in the Management Discussion and Analysis under the heading “Risks and Uncertainties” and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize these terms. “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.